Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265029

Equitable Financial Life Insurance Company of America

Equitable Financial Life Insurance Company

Supplement dated September 13, 2023 to the current prospectus for Structured Capital Strategies® Income

This Supplement modifies certain information in the above-referenced Prospectus (the “Prospectus”). You should read this Supplement in conjunction with your Prospectus and retain it for future reference. This Supplement incorporates the Prospectus by reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center at 877-899-3743.

The following hereby replaces the corresponding section in “Accessing your money – Withdrawing your account value – Paying Advisory Fees Using Account Value” for applications signed on or after September 25, 2023 (subject to state and other necessary approvals):

Advisory Fee Service. The Advisory Fee Service (or “Service”) is an optional service available for Series ADV contracts. If authorized by you and approved by your authorized registered investment adviser, the Advisory Fee Service can pay advisory fees to your authorized registered investment adviser (each payment is an Advisory Fee Payment) from your contract’s account value. There is no charge for this Service.

The Advisory Fee Payments under the Advisory Fee Service must be authorized by you and elected by your authorized investment adviser representative using our designated Advisory Fee Service forms. Under the Advisory Fee Service, Advisory Fee Payments can be paid on a one-time basis or on a recurring basis (e.g., monthly, quarterly, or annually). The authorized investment adviser representative will specify either the Advisory Fee Payment Rate or the dollar amount of the Advisory Fee Payment if elected on a one-time basis, which cannot currently exceed 1.5% per contract year, when electing the Service. For monthly or quarterly payments, the specified Advisory Fee Payment Rate will be divided by 12 or 4 (as applicable). The amount of each Advisory Fee Payment is calculated by applying the applicable Advisory Fee Payment Rate to the account value on the payment date. If a dollar amount is specified, the Advisory Fee Payment Rate for that payment is calculated by dividing the Advisory Fee Payment by the Account Value on the payment date. If the Advisory Fee Service is modified, multiple one-time payments are requested or one-time and recurring payments are requested, the cumulative Advisory Fee Payment Rate also cannot currently exceed 1.5% per contract year.

You can terminate the Advisory Fee Service at any time.

SCS Income-NB	Catalog #800088
#549649